

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Gregory S. Lovins
Chief Financial Officer
Avery Dennison Corporation
8080 Norton Parkway
Mentor, OH 44060

      Re: Avery Dennison Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 22, 2023
           File No. 001-07685

Dear Gregory S. Lovins:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing